[redacted]

12011534

SECU[illegible]SSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52256 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marathon Capital Markets, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2801 Lakeside Drive, Suite 210**
(No. and Street)

| **Bannockburn** | **Illinois** | **60015** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert Braasch** **847-574-2670**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGladrey & Pullen, LLP**
(Name – *if individual, state last, first, middle name*)

| **One South Wacker Drive, Suite 800** | **Chicago** | **Illinois** | **60606** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert Braasch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Capital Markets, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
MARILYN J. EINSPAR
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires May 1, 2012

Robert Braasch
Signature

President / CCO
Title

Marilyn J. Einspar
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**

McGladrey

## Independent Auditor's Report

To the Board of Managers
Marathon Capital Markets, LLC

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marathon Capital Markets, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

**Marathon Capital Markets, LLC**

**Statement of Financial Condition**
**December 31, 2011**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 864,195 |
| Certificates of deposit | | 132,367 |
| Receivable from client | | 645,000 |
| **Total assets** | $ | 1,641,562 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accounts payable | $ | 6,543 |
| Due to Marathon Capital, LLC | | 258,510 |
| | | 265,053 |
| Member's equity | | 1,376,509 |
| **Total liabilities and member's equity** | $ | 1,641,562 |

See Notes to Statement of Financial Condition.

## Note 1. Nature of Operations and Significant Accounting Policies

**Nature of operations**: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings, and retail brokerage services. The Company clears retail transactions on a fully-disclosed basis through another broker-dealer.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The Company is approved to engage in investment banking in Canada as an Exempt Market Dealer by its principal regulator, the Ontario Securities Commission. The Company is currently approved to conduct business in the provinces of Ontario and British Columbia.

**Use of estimates**: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue recognition**: Investment banking fees and related expenses are recognized at the time the offering is substantially complete and the income is reasonably determinable. Advisory fees and related direct expenses are recorded on an accrual basis as services are provided.

**Receivable from client**: Accounts receivable is valued at management's estimate of the amount that will ultimately be collected. Management believes the balance will be collected and hence an allowance for uncollectible accounts is not recorded at December 31, 2011.

**Foreign currency translation**: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date.

## Note 1. Nature of Operations and Significant Accounting Policies (Continued)

**Income taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the Parent's federal tax return.

The Company has a tax sharing agreement with the Parent where it reimburses the Parent for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. The Company's share of tax expense to the Parent totaled $974,300 for the year ended December 31, 2011.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2011. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2008.

**Concentrations**: One client represented approximately 21 percent of total revenue earned for the year ended December 31, 2011.

## Note 2. Certificates of Deposit

The certificates of deposit held by the Company with maturities and interest rates as follows:

| | |
|---|---|
| February 20, 2012, 0.25% | $ 127,277 |
| November 2, 2012, 0.10% | 5,090 |
| | $ 132,367 |

## Note 3. Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is billed for commission payments and other transactional support costs due under client engagements. The Company also pays a monthly management fee ($50,450 at December 31, 2011) to the Parent whereby the Parent provides, among other things, office space and administrative support.

As of December 31, 2011, the Company has a payable of $258,510 to the Parent for income taxes and management fees.

## Note 4. Concentration of Credit Risk

The Company maintains significant deposits in a bank. The Company has not experienced any losses in this account. The receivable from client represents 39 percent of the Company's total assets at December 31, 2011. Management believes the Company is not exposed to significant credit risk.

**Note 5. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital and a net capital requirement of $731,009 and $100,000, respectively. The Company's net capital ratio was 0.36 to 1. The rule may effectively restrict distributions to the Parent.

As an Exempt Market Dealer, the Company is also subject to a $50,000 net capital requirement by the Ontario Securities Commission and was in compliance with the requirements at December 31, 2011.

**Note 6. Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.